# SEC Schedule 13D/A (Amendment No. 35) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113
Date of event which requires filing of this statement: 03/19/2026
Amends the filing with accession number 0000950157-25-000837
Filed by CIK 0000946770
Persons authorized to receive notices and communications: Dr. Axel Lutzner, VP DT Legal, Deutsche Telekom AG, Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113, 49-228-181-0

## Reporting persons
- Deutsche Telekom AG (CIK 0000946770): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (53.7% of the class)
- Deutsche Telekom Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (53.7% of the class)
- T-Mobile Global Holding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (53.7% of the class)
- T-Mobile Global Zwischenholding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 592,065,875; shared voting power 0; sole dispositive power 582,065,875; shared dispositive power 0; aggregate amount beneficially owned 592,065,875 (53.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113
Comment:
This Amendment No. 35 (this "Amendment No. 35") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2013, (as amended and supplemented from time to time, this "Schedule 13D"), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Deutsche Telekom"), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom ("T-Mobile Global"), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global ("T-Mobile Holding"), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding ("DT Holding" and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the "Reporting Persons", and each, a "Reporting Person"), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of T-Mobile US, Inc., a Delaware corporation (the "Issuer" or "T-Mobile").

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 35 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Delaware Project 6 L.L.C. ("Project 6"), Delaware Project 9 L.L.C. ("Project 9") and Signal Bright LLC ("Signal Bright"), each a wholly-owned subsidiary of SoftBank Group Corp. ("SoftBank"), if such Common Stock is not subject to the Proxy.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5 is hereby amended and supplemented as follows:

The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons beneficially own, in aggregate, 592,065,875 shares of Common Stock consisting of (i) 582,065,875 shares of Common Stock held by DT Holding and (ii) 10,000,000 shares of Common Stock held by Signal Bright and subject to the Proxy (of which 10,000,000 of such shares of Common Stock are subject to call options granted by Signal Bright to Deutsche Telekom), representing 53.7% of the shares of the Common Stock outstanding as of February 6, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Commission on February 11, 2026. The number of shares of Common Stock held by Project 6, Project 9 and Signal Bright is based solely on the information provided by SoftBank.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Except as previously reported on this Schedule 13D or in Item 6 below, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 is hereby amended and supplemented as follows:

Novation of the SB-DT 2029 Call Option Agreement

On March 19, 2026, Project 9, as transferor, Signal Bright, as transferee, and Deutsche Telekom, as continuing party, entered into a Novation Agreement (the "Novation Agreement") relating to the SB-DT 2029 Call Option (as disclosed in Amendment No. 34 to the Schedule 13D filed with the Commission on October 2, 2025). Pursuant to the Novation Agreement, concurrently with the contribution of 10,000,000 shares of Common Stock by Project 9 to Signal Bright (the "Contribution"), Project 9 novated, transferred and assigned all of its rights, liabilities and obligations under the SB-DT 2029 Call Option to Signal Bright, and Signal Bright accepted all such rights, liabilities and obligations and agreed to observe, perform, discharge and be bound by the terms and conditions of the SB-DT 2029 Call Option from and after the Contribution in every way as if Signal Bright were a party thereto in place of Project 9.

Intercreditor Agreements and Deutsche Telekom's Right of First Refusal

On March 19, 2026, Signal Bright entered into a master confirmation in respect of a variable prepaid forward sale contract (the "Forward Contract") with an unaffiliated dealer (the "Dealer") covering up to 10,000,000 shares of Common Stock. Signal Bright pledged shares of Common Stock (the "Pledged VPF Shares") to secure its obligations under the Forward Contract. Deutsche Telekom will (i) continue to have the right to direct the vote of the Pledged VPF Shares under the Proxy and (ii) such Pledged VPF Shares will continue to be subject to the SB-DT 2029 Call Option.

On March 19, 2026, Signal Bright, Deutsche Telekom, and the Dealer entered into an Intercreditor Agreement (the "VPF Intercreditor Agreement") setting forth certain agreements between the parties thereto with respect to the Pledged VPF Shares. Among other things, the VPF Intercreditor Agreement sets forth the conditions under which Deutsche Telekom may exercise its rights to purchase shares of Common Stock under the SB-DT 2029 Call Option and, in the event of certain events of default or termination events occurring under the Forward Contract, grants Deutsche Telekom a right of first refusal (the "DT VPF ROFR") with respect to the Pledged VPF Shares to purchase a number of Pledged VPF Shares equal to the quotient of (i) the early termination amount determined pursuant to a formula provided by the Dealer divided by (ii) the average of the volume-weighted average price of the Common Stock as reported on Bloomberg L.P. page over an applicable number of trading days in an unwind period (the "Average VWAP"), at a purchase price per share equal to the Average VWAP.

## Signatures
- Deutsche Telekom AG: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (03/23/2026)
- Deutsche Telekom Holding B.V.: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (03/23/2026)
- T-Mobile Global Holding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (03/23/2026)
- T-Mobile Global Zwischenholding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (03/23/2026)